UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 154,668,800 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 154,668,800 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 154,668,800 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 59.8% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 94,668,800 shares of Common Stock issuable upon conversion of 236,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 36,672 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 104,066,522 shares of Common Stock outstanding as of March 5, 2018 as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on March 9, 2018 and (2) 154,668,800 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 85,067,840 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2016, as amended on July 11, 2016, September 9, 2016, April 3, 2017,January 2, 2018 and February 23, 2018 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”), formerly known as Accretive Health, Inc. Initially capitalized terms used in this Amendment No. 6 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Statement remain unchanged.

ITEM 3.	Source or Amount of Funds or Other Consideration.

The second and third paragraphs of Item 3 of this Schedule 13D are hereby amended and restated in its entirety as follows:

Each Reporting Person may be deemed to have acquired beneficial ownership of 140,000,000 shares of Common Stock reported on this Statement on February 16, 2016 pursuant to the Purchase Agreement. The funding for the Purchase was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the Purchase was obtained from Ascension from available cash.

Each Reporting Person may be deemed to have acquired beneficial ownership of the remaining 14,668,800 shares of Common Stock reported on this Statement pursuant to (i) a payment-in-kind dividend of 4,040 shares of Series A Preferred Stock on the 200,000 shares of Series A Preferred Stock it acquired under the Purchase Agreement (the “July 2016 PIK Dividend”), (ii) a payment-in-kind dividend of 4,120 shares of Series A Preferred Stock on the 204,040 shares of Series A Preferred Stock that it held as of September 30, 2016 as well as a payment-in-kind dividend of 2,000 shares of Series A Preferred Stock for the period beginning on February 16, 2016 and ending on March 31, 2016, that was previously accrued and unpaid (the “October 2016 PIK Dividends”), (iii) a payment-in-kind dividend of 4,203 shares of Series A Preferred Stock on the 210,160 shares of Series A Preferred Stock that it held as of December 31, 2016 (the “January 2017 PIK Dividend”), (iv) a payment-in-kind dividend of 4,287 shares of Series A Preferred Stock on the 214,363 shares of Series A Preferred Stock that it held as of March 31, 2017 (the “April 2017 PIK Dividend”) (v) a payment-in-kind dividend of 4,373 shares of Series A Preferred Stock on the 218,650 shares of Series A Preferred Stock that it held as of June 30, 2017 (the “June 2017 PIK Dividend”), (vi) a payment-in-kind dividend of 4,460 shares of Series A Preferred Stock on the 223,023 shares of Series A Preferred Stock that it held as of September 30, 2017 (the “September 2017 PIK Dividend”) (vii) a payment-in-kind dividend of 4,549 shares of Series A Preferred Stock on the 227,483 shares of Series A Preferred Stock that it held as of December 31, 2017 (the “December 2017 PIK Dividend”) and (viii) a payment-in-kind dividend of 4,640 shares of Series A Preferred Stock on the 232,032 shares of Series A Preferred Stock that it held as of March 31, 2018 (the “April 2018 PIK Dividend”). The July 2016 PIK Dividend, October 2016 PIK Dividends, January 2017 PIK Dividend, April 2017 PIK Dividend, June 2017 PIK dividend, September 2017 PIK Dividend, December 2017 PIK Dividend and April 2018 PIK Dividend were paid by the Issuer on July 8, 2016, October 1, 2016, January 3, 2017, April 3, 2017, July 3, 2017, October 2, 2017, January 2, 2018 and April 2, 2018, respectively, in each case pursuant to the Series A CoD.

ITEM 5.	Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 154,668,800 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 154,668,800 shares of Common Stock issuable upon the conversion of 236,672 shares of Series A Preferred Stock and the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 69,600,960 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 85,067,840 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following immediately prior to the last paragraph thereof:

On May 8, 2018, the Issuer completed the Merger. Also on May 8, 2018, the Issuer and certain of its subsidiaries entered into (1) a new senior credit agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, and the lenders named therein, for the new senior secured credit facilities, consisting of a $270.0 million term loan facility and a $25.0 million senior secured revolving credit facility; and (2) a new subordinated note purchase agreement (the “Note Purchase Agreement”) with TI IV ACHI Holdings, LP, Ascension Health Alliance d/b/a Ascension, and IHC Health Services, Inc., as purchasers, consisting of the issuance and sale of $110.0 million aggregate principal subordinated notes due 2026. The proceeds will be used (1) to pay certain fees and expenses incurred in connection with the Credit Agreement and Note Purchase Agreement, (2) approximately $430.0 million was used to pay off the Issuer’s obligations under its existing credit agreement and (3) to finance working capital needs of the Issuer and its subsidiaries for general corporate purposes.

The Subordinated Notes issued pursuant to the Note Purchase Agreement each have an eight-year maturity, as extended in accordance with the Note Purchase Agreement from time to time.

All of the Issuer’s obligations under the Note Purchase Agreement are guaranteed by the subsidiary guarantors named therein (the “Subsidiary Guarantors”) pursuant to the Subsidiary Guaranty, dated as of May 8, 2018 (the “Subsidiary Guaranty”), among the Issuers, the Subsidiary Guarantors and the Purchasers (as defined in the Note Purchase Agreement). The obligations under the Note Purchase Agreement are unsecured.

The Subordinated Notes shall bear interest at 14.0% per annum, increasing by 1.0% per annum on May 8, 2021, and by an additional 1.0% per annum on each subsequent anniversary of May 8, 2018 until the Subordinated Facility is repaid in full. Interest is payable quarterly in cash; provided, that, subject to the subordination agreement, (i) for any fiscal quarters ending on or prior to May 8, 2019, at the Issuer’s election, up to 75% of the interest payments will be payable in kind and the remaining amount of such interest payment will be payable quarterly in cash; (ii) for any fiscal quarters ending after May 8, 2019 and on or prior to May 8, 2020, at the Issuer’s election, up to 50% of the interest payments will be payable in kind and the remaining amount of such interest payment will be payable quarterly in cash; and (iii) for any subsequent fiscal quarters, at the Issuer’s election, up to 25% of the interest payments will be payable in kind and the remaining amount of such interest payment will be payable quarterly in cash.

The Note Purchase Agreement does not require any mandatory prepayments. Any voluntary prepayment of the obligations pursuant to the Note Purchase Agreement (other than in connection with a change of control) shall be subject to a prepayment premium of (a) if such prepayment is made before May 8, 2019, 3.0% of the principal amount of the obligations prepaid, (b) if such prepayment is made on or after May 8, 2019 but prior to May 8, 2020, 2.0% of the principal amount of the obligations prepaid, (c) if such prepayment is made on or after May 8, 2020 but prior to May 8, 2021, 1.0% of the principal amount of the obligations prepaid, and (d) if such prepayment is made on or after May 8, 2021, 0.0% of the principal amount of the obligations so prepaid.

The Note Purchase Agreement also contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Issuer’s ability and the ability of its subsidiaries to: (i) create liens on assets; (ii) engage in mergers or consolidations; (iii) sell assets; and (iv) pay dividends and distributions or repurchase the Issuer’s capital stock. The Note Purchase Agreement contains customary affirmative covenants and events of default.

The foregoing summary of the Note Purchase Agreement is qualified in its entirety by reference to the Note Purchase Agreement, which is filed herewith as Exhibit 7.11 to this Statement and is incorporated herein by reference

ITEM 7.	Material to Be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit
7.11	Subordinated Note Purchase Agreement, dated as of May 8, 2018, by and among R1 RCM Inc., the other parties party thereto as Subsidiary Guarantors (as defined therein), TI IV ACHI Holdings, LP, Ascension Health Alliance and the other purchasers party thereto, incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 8, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2018

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By: /s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TOWERBROOK INVESTORS LTD.

By: /s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By: /s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: Executive Vice President & Chief Financial Officer

[Signature Page to 13D Amendment]